                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  SCHEDULE TO
                                (RULE 14d-100)

         TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. __)

                            Laboratorio Chile S.A.
                      (Name of Subject Company (Issuer))

                              IVAX Holdings C.I.
                         a wholly-owned subsidiary of
                               IVAX Corporation
                      (Name of Filing Persons (Offerors))

                          American Depositary Shares
                 (Each Representing 20 Shares of Common Stock)
                          Common Stock, no par value
                       (Titles of Classes of Securities)

                    (50540H104) American Depositary Shares
                           (P6121Q106) Common Stock
                   (CUSIP Numbers of Classes of Securities)

                          Adrienne Fauz Cornejo, Esq.
                           Associate General Counsel
                               IVAX Corporation
                            4400 Biscayne Boulevard
                             Miami, Florida 33137
                                (305) 575-6000
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                      and Communications on Behalf of the
                          Person(s) Filing Statement)


                                  COPIES TO:

                                                     Jose Maria Eyzaguirre, Esq.
      Laurie Green, Esq.                             Matias de Marchena, Esq.
      Kara L. MacCullough, Esq.                      Claro y Cia.
      Akerman, Senterfitt & Eidson, P.A.             Apoquindo 3721 - 13th Floor
      SunTrust International Center, 28th Floor      P.O. Box 1867
      One Southeast Third Avenue                     Postal Code 6760352
      Miami, Florida 33131-1714                      Santiago Chile
      (305) 374-5600                                 (56-2) 367 30 00
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                         CALCULATION OF FILING FEE(1)
================================================================================
        TRANSACTION VALUATION                     AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
             $80,233,925                               $16,046.79
================================================================================

(1) The filing fee has been calculated pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), based upon U.S. $25.00 per American Depositary Share ("ADS") with respect to 3,209,357 outstanding ADSs as of April 30, 2001. The number of outstanding ADSs is based upon information provided to the bidder by Laboratorio Chile S.A. ("LabChile"). Based upon information provided to the bidder by LabChile, there are no shares of common stock, no par value (the "Shares"), excluding Shares represented by ADSs, held by U.S. holders, as defined in Rule 14d-1(d) under the Exchange Act. Therefore, no fee is being paid with respect to the acquisition of Shares.

[_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number on the Form or Schedule and the date of its filing.

        Amount Previously Paid:   N/A               Filing Party: N/A
        Form or Registration No.: N/A               Date Filed: N/A

[_] Check the box if the filing relates solely to preliminary communication made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

        [X]   third-party tender offer subject to Rule 14d-1.

        [_]   issuer tender offer subject to Rule 13e-4.

        [_]   going-private transaction subject to Rule 13e-3.

        [_]   amendment to Schedule 13D under Rule 13d-2.

[_] Check the following box if the filing is a final amendment reporting the results of the tender offer:

        The Tender Offer Statement on Schedule TO (the "Schedule TO") relates to an offer by IVAX Holdings C.I. ("Purchaser"), a Cayman Islands company and a wholly-owned subsidiary of IVAX Corporation, a Florida corporation ("IVAX"), to purchase all outstanding American Depositary Shares (the "ADSs") of Laboratorio Chile S.A. ("LabChile") and all shares of common stock, no par value (the "Shares") of LabChile held by U.S. holders within the meaning of Rule 14d-1(d) of the Exchange Act, upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase dated May 31, 2001 (the "Offer to Purchase"), and in the related ADS Letter of Transmittal and Form of Acceptance, copies of which are attached hereto as Exhibits (a)(1), (a)(2) and (a)(8) (which are collectively referred to as the "U.S. Offer Documents"). Each ADS represents 20 Shares.

        The information in the U.S. Offer Documents, including the schedules thereto, are hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

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ITEM 4.  TERMS OF THE TRANSACTION.

     (a)(1)(ix), (x) and (xi) Not Applicable.

     (a)(2) Not Applicable.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (a) None.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (c)(1), (c)(2) and (c)(5)  Not Applicable.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (d) Not Applicable.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a) None.

ITEM 10. FINANCIAL STATEMENTS

     Not Applicable.

ITEM 12. EXHIBITS.

     (a)(1)    Offer to Purchase dated May 31, 2001
     (a)(2)    Form of ADS Letter of Transmittal
     (a)(3)    Form of Notice of Guaranteed Delivery
     (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees for Shares of Common Stock
     (a)(5) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees for American Depositary Shares
     (a)(6)    Form of Letter to Clients for Shares of Common Stock
     (a)(7)    Form of Letter to Clients for American Depositary Shares
     (a)(8)    Form of Acceptance
     (a)(9)    Summary Advertisement dated May 31, 2001 in the Wall Street
               Journal
     (d)(1) Agreement to Tender (incorporated by reference to the Form 8-K filed by IVAX Corporation on May 25, 2001)

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                        IVAX Corporation

May 31, 2001                            By: /s/ Neil Flanzraich
                                           ---------------------------------
                                        Neil Flanzraich
                                        Vice Chairman and President

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                        IVAX Holdings C.I.

May 31, 2001                            By: /s/ Neil Flanzraich
                                           ---------------------------------
                                        Neil Flanzraich
                                        President

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